UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 8)

BIOCRYST PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09058V103
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 10 Page

SCHEDULE 13D

CUSIP No. 09058V103	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors LP 13-4093645
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,699,979
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,699,979
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,699,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IA
(1)	Based on 53,147,116 shares of common stock outstanding as of April 30, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2013 plus 4,000,000 shares issued as reported in the Issuer’s Prospectus Supplement filed with the SEC on August 1, 2013.

SCHEDULE 13D

CUSIP No. 09058V103	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors (GP) LLC 46-37147749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,699,979
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,699,979
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,699,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IA
(2)	Based on 53,147,116 shares of common stock outstanding as of April 30, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2013 plus 4,000,000 shares issued as reported in the Issuer’s Prospectus Supplement filed with the SEC on August 1, 2013.

SCHEDULE 13D

CUSIP No. 09058V103	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,699,979
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,699,979
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,699,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC
(3)	Based on 53,147,116 shares of common stock outstanding as of April 30, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2013 plus 4,000,000 shares issued as reported in the Issuer’s Prospectus Supplement filed with the SEC on August 1, 2013.

SCHEDULE 13D

CUSIP No. 09058V103	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,699,979
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,699,979
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,699,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC
(4)	Based on 53,147,116 shares of common stock outstanding as of April 30, 2013, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2013 plus 4,000,000 shares issued as reported in the Issuer’s Prospectus Supplement filed with the SEC on August 1, 2013.

Amendment No. 8 to Schedule 13D

This Amendment No. 8 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Julian C. Baker and Felix J. Baker (the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

On July 1, 2013, a Certificate of Conversion was filed with the State of Delaware to convert Baker Bros. Advisors, LLC from a limited liability company into a limited partnership named Baker Bros. Advisors LP (the “Adviser”). Baker Bros. Advisors (GP) LLC (the “Adviser GP”) is the sole general partner of the Adviser.

Pursuant to the amended and restated management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), 667, L.P. (“667”), Baker Bros. Investments, L.P. (“Baker Bros. Investments”), Baker Bros. Investments II, L.P. (“Baker Bros. Investments II”), and Baker/Tisch Investments, L.P. (“Baker Tisch”, and together with Life Sciences, 14159, 667, Baker Bros. Investments and Baker Bros. Investments II, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired certain of the shares of Common Stock in connection with a registered direct underwritten offering by Biocryst Pharmaceuticals, Inc. (the “Issuer”) (the “Offering”) on August 1, 2013. In the Offering, the Issuer sold a total of 4,000,000 shares of the Common Stock (collectively, the “Shares”) for a purchase price of $4.40 per share. The sale of such Shares is expected to close on August 6, 2013, subject to customary closing conditions.

Baker Brothers Life Sciences, L.P., 667, L.P., and 14159, L.P. (“the Funds”) purchased an aggregate of 1,136,364 Shares as follows:

Fund	Shares	Price Paid
667, L.P.	120,498	$530,191
Baker Brothers Life Sciences, L.P.	991,161	$4,361,108
14159, L.P.	24,705	$108,701

The funds used to purchase the Shares acquired in the offering detailed above were provided from the available working capital of the entities there indicated.

ITEM 4.	Purpose of Transactions.

The Funds hold the securities for investment purposes. Whether the Reporting Persons or their affiliates purchase any additional securities or dispose of any securities, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business and prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j).

Depending upon their assessments of the above factors from time to time, the Reporting Persons or their affiliates may change their present intentions as stated above, including assessing whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Warrants (as defined below), or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 8 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of Common Stock such holdings represent. The information set forth below is based upon 53,147,116 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q filed with the SEC on May 9, 2013 plus 4,000,000 shares issued as reported in the Issuer’s Prospectus Supplement filed with the SEC on August 1, 2013. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros Investments, L.P..	34,046	0.1%
Baker Bros. Investments II, L.P.	28,361	0.1%
Baker/Tisch Investments, L.P.	17,241	0.0%
667, L.P.	1,642,513	2.9%
Baker Brothers Life Sciences, L.P.	4,832,285	8.4%
14159, L.P.	145,533	0.2%
Total	6,699,979	11.7%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Dr. Stephen Biggar, an employee of the Adviser, beneficially owns 95,833 options to purchase shares of Biocryst Pharmaceuticals, Inc. (the “Issuer”) common stock that he received as compensation for his past service on the Issuer's Board of Directors. Dr. Biggar no longer serves on the Issuer's Board of Directors.

(c) Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days. The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 8 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) of for any other purpose.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Bros. Investments, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Bros. Investments II, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Tisch, a limited partnership the sole general partner of which is Baker/Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker/Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker/Tisch Capital (GP), LLC.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2013

`
BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner